May 14, 2012

BY EDGAR SUBMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Dear Ms. Jenkins,

Re:         Alpha Natural Resources, Inc. (File No. 001-32331)
Form 10-K for Fiscal Year Ended December 31, 2011, Filed February 29, 2012

Below please find our responses to the comments set forth in a letter dated April 11, 2012 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Alpha’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).  References to the “Company,” “Alpha,” “we,” “us” and “our” in this letter refer to Alpha Natural Resources, Inc.  For your convenience, we have restated below in bold each comment verbatim from the Letter in the order in which it appeared and have supplied our responses to each comment immediately thereafter.

Form 10-K for the year ended December 31, 2011

Critical Accounting Policies and Estimates

Goodwill, page 89

1)	We note you recognized an impairment of goodwill of $745.3 million in the fiscal year ended December 31, 2011. With regard to your impairment testing, please tell us about the following:

•	Tell us what you consider a reporting unit,

•	Tell us the amount of goodwill impairment recognized that relates to the operations of Massey Energy you acquired, and

•	Explain to us what constitutes a “Business Unit” as referenced in your disclosures.

As described in our response to the Staff’s Comment # 3 below, the Company considers its five operating regions to constitute operating segments as defined by ASC 280-10-50-1.  ASC 350-20-35-34 defines a reporting unit as a component of an operating segment which constitutes a business and for which discrete financial information is available and regularly reviewed by segment management. The Company’s operating segments each consist of one or more business units. Each business unit consists of multiple mines and processing facilities concentrated within a geographic area. Each business unit has a separate business unit president responsible for its operations; and each business unit’s performance is reviewed by regional management. The Company considers each of its business units to be reporting units as defined under ASC 350.

As a result of the reorganization of the Company’s management structure following the acquisition and integration of Massey Energy Company (“Massey”) on June 1, 2011, which is more fully described in our response to the Staff’s Comment #3 below, the Company reassigned the goodwill that existed prior to the Massey acquisition to its new reporting units based on a relative fair value approach as required by ASC 350-20-35-45. The goodwill resulting from the Massey acquisition was assigned to the new reporting units consistent with the guidance in ASC 350-20-35-41 and 42. As a result, following the Massey acquisition and integration and the reorganization of the Company’s management structure, certain reporting units’ assigned goodwill consisted of goodwill from the Massey acquisition as well as goodwill from previous acquisitions in which goodwill was recorded in acquisition accounting.

It is not practicable to determine the portion of the goodwill impairment recognized in 2011 related solely to the operations of Massey. When conducting our annual goodwill impairment analysis as of October 31, 2011 in accordance with ASC 350-20-35-28, estimated fair values were determined for each new reporting unit. No separate estimate of fair value was determined for the portion of each reporting unit attributable to former Massey operations. The majority of the reporting units for which goodwill impairment was recognized include both assets and operations that were acquired from Massey as well as assets and operations that were owned prior to the acquisition of Massey. The estimated future cash flows and therefore the estimated fair values of the underlying mineral reserves and other assets within each of the reporting units were determined based upon the assets and operations of the reporting unit on a combined and integrated basis consistent with the manner in which such assets and operations are currently being managed and operated to fully achieve expected synergies.

(3) Mergers and Acquisitions

Acquisition of Massey Energy Company, page 105

2)
Please tell us, and confirm in future Exchange Act filings you will revise to disclose, the qualitative descriptions of the factors that make up goodwill recognized in conjunction with your acquisition of Massey Energy, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by FASB ASC 805-30-50-1(a).

The preliminary goodwill recognized in the acquisition of Massey is generally attributable to intangible assets that do not qualify for separate recognition such as the Massey workforce, synergies expected to be realized through administrative, sales and operating cost savings and capital expenditure efficiencies and annual revenue synergies expected to be achieved from the integration of the Massey assets into the Company’s existing operations.

In response to the Staff’s comment, we included in our Quarterly Report on Form 10-Q filed with the Commission on May 10, 2012 (the “Q1 2012 Form 10-Q”) the following qualitative description of the factors that make up the goodwill recognized in the acquisition of Massey:

The provisional goodwill recognized is generally attributable to intangible assets that do not qualify for separate recognition such as the Massey workforce, synergies expected to be realized through administrative, sales and operating cost savings and capital expenditure efficiencies and annual revenue synergies expected to be achieved from the integration of the Massey assets into the Company’s existing operations.

(22) Segment Information, page 155

3)
We note your disclosure that you aggregate your operating segments into two reportable segments, Western Coal Operations and Eastern Coal Operations.  Please provide us with a detailed explanation of how your operating segments met the aggregation criteria in FASB ASC 280-10-50-11. In this regard, please explain to us the basis for your determination that the operations of your recent acquisition, Massey Energy, should be aggregated into your Eastern Coal Operations segment.

Following the acquisition of Massey on June 1, 2011, the Company changed its management structure. The operations of Massey were integrated with and into the Company’s existing operations. The Company’s resulting combined operations were then reorganized into five operating regions and twelve business units as disclosed in the table on page 12 of our Form 10-K and further described in the paragraphs that follow. Accordingly, the operations of Massey Energy were not separately managed following the acquisition.

Given their increased size and scale, the Company’s eastern coal operations were sub-divided into four operating regions in order to manage the increased number of employees, mines, and processing facilities more effectively. The four eastern operating regions are overseen by managers (Senior Vice Presidents) who report directly to the Company’s President. The Company continues to have one western operating region following the Massey acquisition as Massey only had eastern operations. We consider each of our five operating regions to constitute an operating segment as defined by ASC 280-10-50-1 because each constitutes a business for which financial information is available and is generally reviewed by the Company’s chief operating decision maker.

We aggregate our four eastern operating segments, which consist of Central Appalachia (“CAPP”) North, CAPP South, CAPP Central and Northern Appalachia (“NAPP”) into our Eastern Coal Operations reportable segment based on the criteria set forth in ASC 280-10-50-11 which states that “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

•	The nature of the products and services;

•	The nature of the production processes;

•	The type or class of customer for their products and services;

•	The methods used to distribute their products or provide their services; and if applicable,

•	The nature of the regulatory environment.”

Consistency with the Objectives and Basic Principles

ASC 280-10-10-1 states that “the objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

•	Better understand the public entity’s performance;

•	Better assess its prospects for future net cash flows; and

•	Make more informed judgments about the public entity as a whole.”

As noted above, the Company’s Eastern Coal Operations are sub-divided into four operating regions to allow for the proper level of oversight and management of its large number of mines and processing facilities. These regional boundaries were drawn primarily to ensure our regional managers each had a similar scope of responsibilities and may change over time as new mines are opened, existing mines are depleted or disposed of and changes to production levels are made. The Company has a centralized sales and marketing function that manages all coal sales contracts, customer relations and logistical support for shipments to customers, as well as blending opportunities. Often a contract with a single customer may be sourced from different mine locations. Decisions as to which mining operations across the four operating regions are used to satisfy individual sales contracts are made on a centralized basis. The sales and marketing function may purchase coal from third parties to blend with coal from our operations to meet specific customer needs. The sales and marketing function may also purchase coal to fulfill existing contractual commitments to free up capacity to place higher quality produced coal on higher priced market orders.  Further, coal from one operation may be blended with coal from another operation to maximize revenues and/or meet specific contractual requirements. The additional blending and brokering efforts by our sales and marketing functions are conducted on behalf of the Eastern Coal Operations as a whole to maximize overall results rather than the individual results of a particular operating region. Each region’s financial results include revenue allocations which reflect these revenue optimization decisions. As a result, one region’s operating results may be negatively impacted in a particular period for the benefit of the overall Eastern Coal Operations.

The Company believes that coal sales realization per ton is a key measure used by investors when assessing its financial performance and that this financial measure is best understood at the Eastern Coal Operations level. Additionally, the Company’s ability to create revenue synergies to maximize future net cash flows is a competitive strength that is important to its success, the full effect of which is not realized and cannot be viewed by investors in any one stand-alone operating segment within Eastern Coal Operations. As a result of the above factors, we do not believe that providing regional operating results significantly enhances an investor’s understanding of the business and may actually impede an investor’s ability to fully understand the entity’s performance. We believe that providing aggregated information for the combined Eastern Coal Operations is consistent with the objectives and basic principles of the disclosure requirements under ASC 280, reflects the Company’s management approach under its current operational structure, and presents the best information with which investors may assess performance and future prospects for future net cash flows of the Company.

Similarity of Operating Segments

Our four eastern operating segments each have the ability to produce and process metallurgical and steam coal.  Each segment operates both surface and underground mining complexes. Each uses similar mining methods to extract coal, which are selected based on the underlying nature of the mineral reserve deposits and not the location of the operation or assignment to a particular operating segment. Each segment maintains processing facilities and utilizes similar production and processing equipment. The customers served by each segment include steel producers, electric utility companies and industrial customers, depending on the type of coal produced. As noted above, coal contracts are entered into and managed centrally. Coal contracts may be sourced from mines within multiple eastern regions/operating segments and we frequently blend coal from multiple eastern mines across eastern regions/operating segments to meet specific customer requirements, particularly in serving the export markets. Each of our eastern regions/operating segments utilizes primarily the Norfolk Southern and CSX rail systems for coal delivery. Our operations in the east are regulated by the same federal agencies and are subject to the same federal laws that govern coal mining activity. Significant federal agencies that regulate coal mining include the Office of Surface Mining, the Mine Safety and Health Administration (“MSHA”) and the Environmental Protection Agency (“EPA”). Accordingly, we believe that our eastern operating segments are similar in terms of the nature of products and productions processes, types of customers, methods of distribution and regulatory environment.

Similar Economic Characteristics

Our four operating segments in the east have similar economic characteristics based in large part on many of the items previously mentioned (i.e. similar products, production processes, customers, distribution methods and regulatory environments). Market conditions for coal do not vary significantly across our four eastern operating segments and as discussed previously, all customer contracts for our eastern operations are managed centrally. Additionally, the operating segments share similar cost of coal production and processing profiles, including similar operating supplies, which may be purchased from the same vendors, similar repairs and maintenance costs for machinery and equipment utilized and similar diesel fuel costs which are generally hedged centrally. While there may be short-term differences across segments that impact margins such as production issues that may be mine specific which cannot be predicted, or differences in the production mix of metallurgical and steam coal volumes, we expect our eastern operations to produce similar economic results over the long term.

Based on the above analysis, we believe the aggregation of our eastern operating segments, which include the operations acquired from Massey, is consistent with management’s approach to operating our business and with the objectives and principles of ASC 280-10-10-1. We believe the aggregation of our eastern operating segments allows investors to better understand our performance, assess our prospects for future net cash flows and make informed judgments about the Company as a whole.

(20) Commitments and Contingencies

(d) Legal Proceedings, page 149

4)
We note there are various types of litigation disclosed in this section. Please tell us, and confirm in future Exchange Act filings you will revise to disclose, the amount or range of reasonably possible litigation losses to which you are exposed. If such range cannot be estimated or is not material to the financial statements, state so. Refer to FASB ASC 450-20-50-3.

We acknowledge the Staff’s request to provide the amount or range of reasonably possible losses, in excess of accrued amounts, if any, to which we are exposed in future periods relating to legal proceedings disclosed. We respectfully submit to the Staff that such disclosure, if estimable, would be (i) seriously prejudicial to the Company and its investors and (ii) potentially misleading to our investors given the nature of such an estimate.

First, the disclosure of estimates of possible loss with respect to our litigation could compromise the Company’s applicable legal privileges.  Any estimate of possible loss would be based in part on the judgment of counsel, which is attorney work product and in turn, generally, is based in significant part on confidential attorney-client information.  The disclosure of this information before the amount or range of loss has been determined through the litigation process itself would likely require disclosure of otherwise privileged information.  This disclosure could reveal to the Company’s adversary the Company’s confidential and privileged assessment of a case based on the information known to it at the time, thus providing the Company’s adversary with an unfair litigation advantage to the extreme prejudice of the Company and its investors.  For example, the disclosure of the Company’s estimated range of loss could severely impair the Company’s ability to negotiate a settlement effectively, which could in turn cause the Company to settle a contingency for an amount higher than would have been achievable absent such disclosure or lead to costly litigation of claims that would have otherwise been amenable to settlement.  Such a negative influence on the outcome of the case would be counter to the interests of investors.  Even if an estimated range of possible loss is presented in the aggregate for all material litigation, disclosure could be extremely prejudicial to the Company and its investors.  Disclosing changes to the Company’s estimate over time would exacerbate this concern, particularly if the number of cases to which the Company is subject decreases over time as cases are settled or otherwise resolved, which has occurred recently.  Because the Company has typically been subject to only a relatively few number of material cases at any given time, any disclosure of an estimated range of possible loss, and changes to the range over time, would be transparent to the Company’s adversaries and extremely prejudicial to the Company and its investors.

Furthermore, we respectfully submit that the disclosure of a range of possible loss, if estimable, would have little informative value for investors in light of the speculation involved in arriving at such an estimate and potentially could be misleading.  The outcome of any litigation depends on several factors, many of which are outside of the Company’s control.  Developing an estimated range of possible loss would require the Company and its counsel to engage in a significant amount of guesswork and speculation – for example, speculation about what plaintiffs might do, evaluation of novel claims or claims at preliminary stages of adjudication, or consideration of unlikely or unusual (but still possible) future actions or decisions.  Any such estimates will, by their nature, be based upon this kind of subjective speculation about future events and will often prove to have been wrong, sometimes materially so.  We believe that estimates of possible loss would either be premature or impossible to determine or so imprecise, uncertain or wide as to be potentially misleading.  The Company is also concerned that such disclosure in these circumstances could be further misleading to our investors because it is likely to be inferred that the Company has a higher degree of certainty with respect to our possible losses than it in fact has.

However, in light of the Staff’s comment, we have clarified our disclosure in the Q1 2012 Form 10-Q as follows (relevant new language indicated by bold and italics; all amounts are expressed in thousands):

The Company’s legal proceedings range from cases brought by a single plaintiff to class actions. These legal proceedings, as well as governmental examinations, involve various business units and a variety of claims including, but not limited to, contract disputes, personal injury claims, property damage claims (including those resulting from blasting, trucking and flooding), environmental and safety issues, and employment matters. While some matters pending against the Company or its subsidiaries specify the damages claimed by the plaintiffs, many seek an unquantified amount of damages or are at very early stages of the legal process. Even when the amount of damages claimed against the Company or its subsidiaries is stated, the claimed amount may be exaggerated or unsupported.  The outcome of any litigation depends on a variety of factors, many of which are outside the Company’s control.  As a result, the Company believes that an estimate of possible loss in excess of amounts accrued, if any, to which the Company is exposed in future periods relating to the legal proceedings disclosed below,  would either be premature or impossible to determine or so imprecise, uncertain or wide as to be potentially misleading.  The Company intends to defend these legal proceedings vigorously, litigating or settling cases where in management’s judgment it would be in the best interest of shareholders to do so.

The Company evaluates, on a quarterly basis, developments in legal proceedings and governmental examinations that could cause an increase or decrease in the amount of the reserves previously recorded. Excluding fees paid to external legal counsel, the Company recognized (income) expense, net of expected insurance recoveries, associated with litigation-related reserves of $1,200 and $3 during the three months ended March 31, 2012 and 2011, respectively.

*****

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to these responses or require additional information, please contact me at 276-739-5324 or by fax at 276-739-5334.

Very truly yours,

/s/ Frank J. Wood
Frank J. Wood
Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:          Vaughn R. Groves, Esq., Executive Vice President, General Counsel and Secretary, Alpha Natural Resources, Inc.
Douglas T. McQuade, KPMG L.L.P.
Sandra L. Flow, Esq., Cleary Gottlieb Steen and Hamilton LLP